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                           March 29, 2021

       Guangfeng Dai
       President
       ReTo Eco-Solutions, Inc.
       c/o Beijing REIT Technology Development Co., Ltd.
       X-702, 60 Anli Road, Chaoyang District, Beijing
       People   s Republic of China 100101

                                                        Re: ReTo Eco-Solutions,
Inc.
                                                            Form F-1
                                                            Filed March 22,
2021
                                                            File No. 333-254590

       Dear Mr. Dai:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Heather
Clark at 202-551-3624 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing